Filed by Dana Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Dana Incorporated

(Commission File No. 001-01063)

The following is a transcript of the presentation that was given by Dana Incorporated on March 28, 2018 at the Bank of America Merrill Lynch 2018 Auto Summit.

Dana Incorporated NYSE:DAN

Company Conference Presentation

Wednesday, March 28, 2018 1:05 PM GMT

Call Participants

EXECUTIVES

Jonathan M. Collins

Executive VP & CFO

ANALYSTS

Unknown Analyst

Presentation

Unknown Analyst

We are going to start off our first presentation of the day with Dana Incorporated. Dana is one of the largest manufacturers of axles and driveshafts for the light vehicle and the commercial vehicle and industrial end markets. The company is also currently going through a potential merger with GKN Driveline, which would make the company the largest global drive manufacturer in the world.

We are very happy to welcome from Dana, Jonathan Collins, who’s the Executive Vice President and CFO. Prior to joining Dana, you were previously CFO of Unifi, and you also spent some time in the automotive supply base at IAC and at Lear, if I understand. And we also have Craig Barber, who is the Director of Investor Relations and strategic planning.

Question and Answer

Unknown Analyst

So with that, I think we will kick it off with what is the hottest topic of the day, especially given the GKN vote that’s going to come tomorrow. In your view, you’ve outlined 4 strategic pillars of the potential transaction from increasing scale to the technology that you might be getting through GKN. Is there one tenant of the potential merger that you found to be most interesting in your pursuit of GKN?

Jonathan M. Collins

Executive VP & CFO

Sure. Well, good morning, and thank you for having me. On a stand-alone basis, there are 2 aspects of GKN that we find particularly attractive as a business, the driveline business. The first is their geographic presence. So they have the joint venture in China with a large domestic OE, SAIC, in the Shanghai driveline systems. Their presence in that market, we think, is very compelling. Combined with our joint venture with Dongfeng Volvo, the largest domestic commercial vehicle producer, we think we have a very complementary set of assets in the largest growing vehicle market in the world. So I would say that’s the first on a stand-alone basis. The second is the eDrive technology. So we are seeing, obviously, a significant secular trend in the industry where propulsion is shifting from the internal combustion engine to electrically propelled vehicles, both on a hybrid and fully electric basis. And GKN has exceptional technology on the road for that application. They’ve partnered with OEs to design full systems where they are combining the motors and inverters with the traditional torque management and the gearbox, and that combined system is very attractive technology. They started at the smaller end of the gross vehicle weight continuum with passenger cars, which is where our customers are primarily beginning to electrify their fleets, and they’re moving that up the gross vehicle weight spectrum. We have started doing that in the larger vehicles. So we’re bringing to market a set of fully integrated e-axles in the Chinese bus market this year, so starting at the larger end of the gross vehicle weight continuum. And we see a lot of opportunity to leverage that technology across the entire span of vehicles that are produced. So we think we can get an exceptional return on investment in that core technology by participating in all 3 major mobility markets, not just light vehicle, but commercial vehicle and then ultimately, the off-highway space as well. So I would say, from a stand-alone basis, those are the 2 aspects of the business that we’re most attracted to or we think are most compelling.

Unknown Analyst

And from a scale perspective, from an automotive supply base, scale is increasingly critical to getting a good return on investment. And presumably, this will be doubling the size of your company, so there will be big benefits to scale down, down the line, yes?

Jonathan M. Collins

Executive VP & CFO

It will. And we highlighted that as scaling our portfolio as being one of the aspects that you mentioned that are very attractive about the transaction. What we really like about that is customers are choosing which drive system suppliers they’re going to partner with in the long run. And by being one of the largest with a very broad set of offerings, we think we will be very well positioned to serve them better and have a better competitive position in the long run. So certainly, scale is a great aspect. The other thing about this business that’s so helpful is the fact that it’s very complementary with what we do today. So there are very few places that we actually bump up against each other in the market and compete today. All-wheel drive systems for crossover and sport utility vehicles are probably the one place that we come up against them. So the deal is very complementary, whether it’s from a customer perspective, they have a greater concentration with customers that we do not and vice versa. We have greater presence in the Americas. They have a greater presence in Europe. We both have the joint ventures in China. And from a product perspective, they focus on front-wheel drive architectures. We typically focus on rear-wheel drive architectures. So when you put each of those aspects together, we think both businesses are better augmented by the combination than standing on their own. So that’s certainly another aspect that we see is very helpful in the proposed transaction.

Unknown Analyst

So one of the things that BorgWarner has highlighted is that in their discussions with automakers for future powertrain business, they find that their portfolio, being relatively agnostic between internal combustion or hybrid or electric, is actually helping them be pulled into the quoting process or the bidding process and design process earlier, with a complementary portfolio of products that range from all-wheel drive to rear wheel to front wheel and a broad spectrum that you’ll get with an eDrive portfolio. Is there also an opportunity for you guys to be pulled into the quoting process earlier for full drive systems, whether it be on an internal combustion vehicle or an EV?

Jonathan M. Collins

Executive VP & CFO

Most certainly. The interesting part for us is the vehicles within the light vehicle mobility market, that segment of the market, the vehicles that we participate on are typically the larger gross vehicle weights. So think — our largest platform is the Ford Super Duty, so these are the F-250s, 350s, 450s. As you can imagine, those are not being electrified right now, just given the torque management requirements for those vehicles and the power requirements. So we find ourselves largely participating in electrification in the commercial vehicle market. So the buses that I mentioned in China, that’s an area that we’ve chosen to invest and partner with the OE in China for that part of the market. We’re seeing it also in the off-highway space. So one of the interesting things happening across Europe right now, a number of cities are moving to no emission zones. So we have customers coming to us that have construction equipment that needs to operate in those areas. Think of a mini excavator, they need the ability to electrify that vehicle, and they’re partnering with us to swap out the drive systems and the torque management on the implements to be able to be handled electrically or from electric propulsion standpoint. So we see a very collaborative environment with our customers across each of the major markets. The reason that we don’t have as much technology on the road in the light vehicle space is just because the vehicles that we produce drive systems for haven’t been electrified yet within the light vehicle spectrum. And we see that as being one of the advantages of the GKN combination as we will have technology from an electric propulsion standpoint in all major mobility markets that are already on the road because we’ll now have participation in passenger cars, which we haven’t in the past.

Unknown Analyst

And one of the things from the, I’d say, the EV powertrain architecture that is very interesting is it’s increasingly integrated relative to an internal combustion powertrain from a mechanical component standpoint. So in your quoting process for these new vehicles or GKN, are you going up against the same cast and crew that you normally see as you compete for an internal combustion driveline system? Or are you going up against perhaps some of the more traditional, let’s call it, transmission or other suppliers in the ICE space that are going after the same products from an EV perspective?

Jonathan M. Collins

Executive VP & CFO

The competitive landscape is shifting a bit in the markets that we’re starting to produce in. But what we are seeing is our customers have a tremendous amount of respect for the core competence of mechanical torque management and the software controls that are embedded in those systems. They’re highly applicable to the new electric propulsion units. So when you embed the power source inside of the axle, you still have to manage torque and you still have to manage the software controls or the power path coming out of the control module in the vehicle to move the vehicle forward. So we’re seeing those skills to be highly relevant, and we’re seeing a few of our traditional competitors that have that higher level of capability emerging. We’re also bumping up against some others coming from different parts of the powertrain, as you mentioned. So we do think it’s early days. Longer term, we do believe that there’ll be a group of core suppliers that the customers look to. And the reason why we believe we have such an advantage there is the investments that we’re making in that core technology are not only applicable to the light vehicle market, but also to the commercial vehicle and the off-highway end markets ultimately. So we have the opportunity to get a better return on scale from the investment in that core electrified technology.

Unknown Analyst

You bring up a really interesting point on the EV powertrain side that you think — or the driveline side that you think longer down the line, you’ll converge to a set of core competitors, probably similar to what — or the size and scope of competition that we see in the internal combustion market. Do you think that consolidation of the supply base will be driven more by M&A activity coming from your end or your competitor’s end? Or do you believe that some competitors, in terms of their technology, might ultimately not have the most competitive set of products and, therefore, those that have more consolidated or larger product offerings may win?

Jonathan M. Collins

Executive VP & CFO

Sure. I mean, best guess, it’s probably a combination of the 2. We certainly have seen more activity in M&A. From our perspective, we look at this as a tool to be able to augment our technology portfolio and our footprint. We think the proposed GKN Driveline transaction is a perfect example of that. We think as that happens with other suppliers, you may see some there, but I think probably what we see more on a day-to-day basis is the relevance of the core competence of the current product to the future architecture. And one of the advantages we have, we have very strong software and controls capabilities, which was incubated out of our off-highway business where we produce full transmissions and full drivelines for a number of OEs in that space. That competence has become highly relevant in light vehicle as we moderate or move to automatic all-wheel drive disconnecting systems, and then that same competence has a lot of relevance to the electric propulsion. So we’re seeing people emerge as leaders in this space based on the competence they have in the internal combustion engine. So it’s probably a combination of the 2 that you referenced.

Unknown Analyst

And I realize it’s still very early days in terms of the transaction, but what has the customer feedback that you’ve been getting, what does it look like? Are your customers very receptive to having a larger organization potentially with Dana and GKN? Or is there potentially some pushback associated with the fact that you will be the largest global drive supplier and presumably, that may give you a little bit more pricing power or product power over your customers?

Jonathan M. Collins

Executive VP & CFO

Yes, from our perspective and our conversations with customers, they’ve been very supportive. So they certainly see Dana as a partner. We’ve worked very hard to treat them well, to deliver high-quality products on time at the right cost. We have a reputation of doing that within the space. So their feedback has been positive. I think the other thing is, in this situation, the contrast for them is to — the business to be turned over to a financial sponsor whom they do not know, do not have a background with that has a lot of intentions of increasing near-term margin significantly, and a number of our customers have had a bad experience with that in the past. So we think, certainly in this situation, they’ve been very supportive. Jim’s spoken to a number of the major customers over the course of the past few weeks. And without exception, they’ve been supportive of the transaction.

Unknown Analyst

And with the move more from a global supply base or automakers moving towards global platforms, this may give you more — one that gives you more scale and more geographic exposure that you will presumably be able to leverage product across multiple regions. So I’m imagining there might also be an advantage to that, that’s helpful from an automaker perspective and giving them the same product across every single region at scale and at automotive grade.

Jonathan M. Collins

Executive VP & CFO

Most certainly. So we have seen this trend continue to increase in the past few years, and it certainly is a competitive advantage to be able to serve your customers well from every region where they produce vehicles. Architectures are becoming more common across the regions to make sure that they can leverage the technology investment in the vehicle across multiple different geographies. So we do see that as an advantage we have today. Dana does only about half of our business in North America. About half of our business is outside already, so we have a very attractive footprint. We’re not a domestic player with a few disparate foreign operations. We truly are a global player. And our win rate on key global platforms demonstrates that out of the 10 largest compact pickup truck platforms in the world, we produce drive systems on 9 of them. So we have a very strong position in that space and we think we will continue to. Certainly, the geographic complementarity of the GKN Driveline and Dana combination augments that, puts us in an even better position to have a stronger presence to support our customers in all of these regions. And when you combine your geographic presence with a technology portfolio that’s relevant for both major propulsion types, we see that as being a very excellent long-term position to be able to compete with in the market.

Unknown Analyst

And last question from my end before I’ll open it up to the audience. We’re talking a lot about the internal combustion driveline system and the electric driveline system. What is the opportunity for Dana? Or is there a belief within Dana that hybrid driveline and powertrain systems will become a material portion of the fleet? Or will we have more of a bifurcated market, in your view, between ICE and EV?

Jonathan M. Collins

Executive VP & CFO

Sure. We could probably do a little bit better job specifying this. But when we refer to electric propulsion, we include hybrids in this. So there are going to be multiple different types of, we generally refer to, as ex-EV, whether it’s full electric vehicle, battery electric vehicle, hybrid electric vehicle. And in each of those situations, the advantage that we see based on how the market is shaking out is there’s an opportunity for us to, in virtually all of our vehicle types that are on-highway, the ability to double our content per vehicle because from a design perspective, what’s happening is these propulsion systems are being — these electric propulsion are being embedded inside of the axles of the vehicle. The example I gave you a few moments ago about the bus axles in China, this bus has no engine and has no transmission. It has our 2 axles and a battery pack, and that’s how it’s propelled forward. So there’s significant content upside for us in the long run. And with the right systems capability to design, engineer and manufacture these systems, we see great growth opportunity in the long run, not just as this trend takes hold and those vehicles become a larger portion of the total build, but the content per vehicle, we believe, is going to at least double over that period as well.

Unknown Analyst

Great. That’s very helpful. And if anyone in the audience has any questions, I’m sure I’ve got plenty on my book. No? Okay. So sort of switching gears a little bit to the more financial aspects of the transaction. You’ve outlined a synergies target of $235 million across procurement and operating efficiencies. The one thing that wasn’t, I think, explicitly addressed is the potential for R&D efficiencies. And I think with your comment that it’s a more complementary portfolio, I think you’ve stated that there, at least within the current business plan, there isn’t outlined R&D synergies that you’ve targeted. But over the long run, with a more complementary portfolio that’s across all the spectrums, whether it’s internal combustion engine to EV or from lighter-weight vehicles to heavier-weight vehicles, is there the opportunity to get significant R&D and investment savings with a larger entity?

Jonathan M. Collins

Executive VP & CFO

There most certainly is, and I’ll look to clarify that. Our perspective on these synergies is that it’s very critical for us to have — or our investors to have confidence in us that when we talk about synergies, these are going to be things that are going to be very evident and flowing through to the bottom line. It’s been very important for us in the 4 M&A deals that we’ve done at Dana over the course of the past couple of years. We have met or exceeded the expectations from a cost synergy perspective. We think that’s very critical to have the confidence of our shareholder base as we move into these. So the rationale for not having R&D synergies is basically, there will be some efficiencies. We will have some cost savings. But it’s been our judgment that we’re at such a critical inflection point within this space as we move from the internal combustion engine to the various different types of electric vehicles that we continue to invest in the application engineering around the core technology to meet all of the different vehicle types. So our perspective is we will create some efficiencies on the engineering side, but we’re going to redeploy those back into enhancing our competitive position and making sure that we have very good technology for the highest growth opportunities that we see within the market. So that’s the rationale there. There certainly will be — a similar amount has been asked about us multiple times on the revenue synergy side. Our perspective here is this is more difficult to quantify, and we want a number that we can point to very clearly and show people that we’re delivering that value. It’s very important. So the perspective on revenue synergies is we principally win on technology and footprint within our market. Both of those are augmented by this transaction, so we certainly think we’ll be even more competitive, have the opportunity to be the right choice for our customer more times than we are today. However, given that, that’s challenging to quantify and point to specifically, we’ve opted to exclude that as well. So we think there’s an opportunity for us to do even better, largely based on both those dimensions. And I’d point to the fact that just a couple of weeks ago, we announced the Brevini acquisition that we did that had a great strategic logic, but also strong industrial logic. We committed to take out $30 million of cost in that business. And this is about a $350 million top line business, so a significant amount of cost. We’re going to exceed that by $10 million and deliver $40 million of synergies on that deal. So we do have a reputation of ensuring that the number that we put out there is one that — it’s a commitment that we can live to and that there should be upside to do better.

Unknown Analyst

And in terms of the transaction value, I think you guys have commented that it’s about 5.5x, including the potential synergies from the deal and the tax savings that you have as well, which is a discount to where you guys are currently trading, so I think makes all the strategic sense in the world for you to go after. How much of — and I know it’s very difficult to quantify, the current process that GKN is going through with Melrose, how much of that could have potentially helped what is a very strategic and good offer price from your angle as well?

Jonathan M. Collins

Executive VP & CFO

Yes. On valuation, our perspective is that we are paying a very fair value for this asset at a very good time in the cycle. This is a passenger car business. Our perspective on the cycle, and I’m sure we’ll talk about it, is that passenger cars are doing reasonably well. We think that’s probably the area of the market that longer term and even in the short term, has the softest prospects out of each of the different vehicle types. So we believe we’re paying a very fair value. We do believe it’s going to be highly accretive to our shareholders because of the synergies. That’s something that no financial buyer of the asset can offer. That $235 million will only come from taking 2 businesses that do drivelines in different parts of the market and putting those together. But we certainly have conviction around the accretion, but we do think that GKN shareholders are getting a fair price for the asset, and the only reason that the multiple looks so attractive is because of the industrial logic of the combination that will be augmented by the long-term strategic rationale.

Unknown Analyst

Great. Any questions? We have one up here.

Unknown Analyst

I think you have done a great job kind of selling the deal and talking about the strategic rationale behind it. I guess as of tomorrow, we’ll know the answer. So it’s kind of binary. And I guess maybe if you could help us understand if this doesn’t go in your favor, what the next steps are for Dana stand alone? Is this the strategic asset in the sector that if you don’t get tomorrow, you may not get your hands on for a couple of years, if ever? Of the other things you’re looking at, what else can you do with the balance sheet? Kind of a focus the last month has been about this deal and if it doesn’t, what’s next?

Jonathan M. Collins

Executive VP & CFO

Sure. So our perspective on our business on a stand-alone basis is we are a couple of years into executing on the enterprise strategy that we laid out in 2016. It’s having great results. So as a brief reminder for us, we changed the operating model of the business, so we talked about that, essentially leveraging the core. We have 3 businesses that produce the same types of products that are going through the same technology disruption across all 3 major mobility markets we’ve operated differently. And over the course of the past couple of years, that’s led to 80 basis points of margin expansion. I’ll also note that we’ve effectively committed to another 120 basis points of margin expansion this year and next, taking us to a full 200 basis points of margin expansion as we deliver on these plans for the business. We have high conviction around that. We just raised our guidance for this year, taking 80 basis points of expansion this year alone to get us to 12.4% and then to the 12.8% next year. So we’re continuing to operate the business effectively. We still see opportunities to be more efficient, take out cost and deliver for our customers very well. We’ve also made a lot of progress taking care of our customer. Our win rates are getting better. Our — the quality of our products, all these things are enhancing us. And we think that’s important because our customers have to compete now in so many different areas within this space, whether it’s shared mobility, autonomous driving, digitalization and the electrification trend within the vehicle. So we’re seeing greater outsourcing opportunities come, and we shared some of those that we’ve been successful to win as an opportunity to grow our business. We’re growing in emerging markets. We built 2 plants in China last year. We’re getting good win rates in that region as well, too. We want more exposure to that area as it grows at a higher rate. And then from a product technology perspective, we’re very encouraged by the products that we’re getting on the road. We have great growth opportunities within the crossover and the sport utility vehicle segment as automatic to all-wheel drive disconnecting systems are being adopted. We’re launching a major program this year in China around that, and that same program will come to the U.S. next year. So we see great growth opportunities with some of the technology that we’re starting to commercialize. And then finally, in electrification, as we’ve highlighted, our own markets are coming slower. It’s allowing us, in many cases, to invest more efficiently from an R&D perspective. We’re putting our capital towards the areas of vehicle fleet that are going to have higher volume. So the Chinese bus market is an area that we’re investing heavily in, and we see good growth on a content per vehicle and a volume perspective there. So we think that our stand-alone strategy is very compelling. To be very candid, this deal was very opportunistic. For a couple of years, we’ve looked at this asset from a transformational perspective and said, this is one of the deals that really makes sense on every dimension. And about 4, 5 months ago, when GKN’s aerospace business came upon some challenging times, we saw it as a good opportunity to approach them to see if they would be willing to bifurcate the business between the auto and the aero. We’ve worked through that process. We think we have a very compelling transaction. And the feedback that I’ve had, meeting with our shareholders over the past couple of weeks, has been very positive. On the transaction, they see the value creation. They think we’ve been very wise with how we’re capitalizing the business for the deal. And — but we’re also hearing positive things from GKN shareholder base. And even some of the detractors on that side have bespoken very complimentary about the Dana transaction. So if it goes the wrong way, we’ll certainly keep an eye on it. But I think one of the other things as a management team, we’ve demonstrated is discipline on deals. We don’t get deal fever. This is not an asset we have to have. We think it really augments the business and creates opportunity, but we do believe in our growth prospects on a stand-alone basis, ability to continue to enhance margins and really get a better free cash flow yield out of this business. We made a lot of progress last year in doubling our free cash flow. We’re on track to do 3.5% this year and 5% of sales next year. So we really think we have a good stand-alone plan as well, too, to grow the business.

Unknown Analyst

Great. Back there?

Unknown Analyst

I guess when we think about new business wins just in North America, are these new wins mainly coming from taking share from other suppliers? Are they coming from OEs choosing to outsource more? To the extent that you could, like, who are the main customers for your new wins? What are some of the big wins that you’ve got in? And really, where are you gaining market share? Where is that all coming from?

Jonathan M. Collins

Executive VP & CFO

Sure. It’s really a combination of the ones that you listed there and then also the adoption of new technologies. I’ll give you a few examples. Within the last year, we announced the fact that the Ford Ranger pickup truck is coming back to North America. We’ve won the driveline on that, really pleased with that. We have a strong position with that customer, and we produced content on that vehicle in other regions of the world. We also retained the Jeep Wrangler business. Our customers made a significant investment there to be able to produce more vehicles, we believe largely to meet the export demand for that vehicle. It’s sold incredibly well in the U.S., and there are people all around the world that want to drive it. Now they have the capacity to produce more of those. We provide the full driveline on that. Ford is going to be producing the Bronco going forward. We announced that we’ll be the driveline supplier for that as well, too. It fits very well in our segment. We have very attractive technology with our AdvanTEK brand of axles and the driveshafts that go along with that. So there — in each of those cases, it’s a combination of having the right footprint, the right technology to meet those needs. But there are also some new areas that are emerging. So I briefly touched on the secular trend that all-wheel drive is being adopted at a higher rate in all different types of vehicle architectures. So essentially, consumers want the performance associated with all-wheel drive, but they don’t want to suffer the fuel economy. The automatic disconnecting systems that we produce allowed them to have the best of both worlds. You only have that torque working when you need it, and you don’t have to suffer the fuel economy a large percentage of the time that you don’t. That technology is being adopted. That’s our Spicer SmartConnect system that we’ll be launching in China this year, and then it’s coming to the U.S. and a few other places next year. So it’s a combination of all of those that are putting us in a position, and that all leads to our backlog being at $800 million over the course of the next 3 years. And I always want to make sure I remind people, when we talk about backlog, that is net incremental business. There’s no replacement business in there. If we lose any replacement business, we subtract that from the backlog amount. So if you hold our volumes constant, you hold currency rates constant, what we’ve indicated is that our backlog is what you can add to our sales each year to be able to do that. So all of those things are coming together to give us an industry-leading backlog or a competitive set leading backlog.

Unknown Analyst

And on the topic of new product, you recently won the Chevy Silverado 4, 5 and 6 series. That is, as I understand it, that’s a new program that’s been awarded to you. What did that quoting process look like? You’re going up against one of your competitors who historically has had a very close relationship with GM. So what competitive advantage did you have in the quoting process that allowed you to get onto that program?

Jonathan M. Collins

Executive VP & CFO

Sure. We think, again, it’s a combination of the 2 factors that I highlighted: having the right footprint and the right technology. So we have long been one of the leaders in the medium-duty truck space, so the combination of being able to provide the torque that’s required with improved light weighting and efficiency for those systems. And on that win, we were very pleased. We believe it was largely a technology perspective. We do have a good relationship with GM and Navistar, who are partnering on this set of vehicles and these medium-duty, and that’s at a very important part of our business. So we talk about our commercial vehicle space, and we certainly participate in the Class 8 market in North

America and around the world. But medium-duty is a very important part of our business, and we have a leading position in that space. And we were obviously very encouraged that our customers, in this case, put their confidence in us to produce the drive systems for those vehicles going forward, but another good example of a competitive victory in one of our core markets.

Unknown Analyst

And as automakers are investing more or allocating more of their R&D towards EV powertrain systems and developing those vehicles, are they relying more on the supply base for the internal combustion powertrain to do the R&D and to do the investment that may potentially give you more business wins or greater content per vehicle over time?

Jonathan M. Collins

Executive VP & CFO

We are. We think this is, in some ways, a rising tide that lifts all boats for those of us in the driveline space. As our customers have to continue to invest and choose where to deploy their capital to compete on share mobility, autonomous driving, digitalization that’s happening within the vehicles and electrification, we are seeing greater opportunities for us to bring parts on the outside from a design, from an engineering and ultimately, from a manufacturing perspective. Within the last year, we’ve shared examples of platforms that have more content that has been outsourced to us with major customers in all 3 of our areas, whether it’s Ford, Volvo, Mahindra, giving us additional content to take within our 4 walls of our factories and our design facilities. So we’ve been very encouraged by that trend. We think that will continue. And we’re really excited about the opportunity to participate in the electric propulsion space in a similar way. So we have highlighted that’s why customer-centricity is such a critical aspect of our strategy. We want to win a disproportionate amount of that content that comes outside and making sure that we are taking care of our customers and delivering for them is the best way to position ourselves to have the right technology and the right footprint to win.

Unknown Analyst

And on the topic of outsourcing the axles and driveshaft system, and I’d say the competitive landscape has historically been one of the least consolidated sectors and least outsourced sectors because you do have a number of automakers who still vertically integrate that driveline and that powertrain system, over the long run, and I think the GKN merger might help with this, theoretically. How might the competitive landscape change for you guys? Or what are the opportunities for you from an outsourcing and competitive perspective? Do you see more consolidation in that space as a result of it?

Jonathan M. Collins

Executive VP & CFO

Our perspective when we really think about our competitive landscape, we include all of the people with whom we compete on business. But broadly speaking, we think they are a group of core competitors when it comes to drive system. So certainly, many people are making machine components. But when you talk about the design, engineering and manufacturing of a full drive system, it’s a smaller group of competitors. It’s interesting to see that group shifting a bit as we move to the electric vehicle architectures. But certainly, we believe it will shake out in a similar way. You’ll have a handful of core suppliers that have full system capability to be able to work with a customer to deliver an aspect of the full drive system. So we see that as probably being similar in the long run, and I’m sure there’ll be many people that make components for drive systems in the future just as they do today.

Unknown Analyst

Okay. And then switching gears a little bit towards the cycle or macro dynamics. In terms of your business planning and strategy, we obviously have a pretty volatile macroeconomic environment that we’re looking at right now and potential trade regulation or restriction that might come into play. Who knows what’s going to go on with CAFE. How does that impact your planning strategy and your investment strategy under this current administration that we have in the U.S. and the things that they are trying to enact versus what could theoretically be a new administration 2 or 3 years from now? Because your product cycles and your customers’ product cycles are anywhere from 5 to 7 years long, building a plant takes a lot of time, shifting footprints takes a lot of time and a lot of money. So how do you assess the risk in terms of where you invest or how you invest under this administration?

Jonathan M. Collins

Executive VP & CFO

Sure. So our perspective, we broadly are collaborating with our customers and our suppliers to look at the most optimal way to handle any other changes in regulations or policies that they come across. Just most directly on the whole steel tariffs, the fact that Canada and Mexico have been exempt took a lot of pressure off of this near-term situation for us. We have, over time, had success having our customers participate in the economics associated with steel. It has not been something that we’ve talked about as being a margin detractor for us even though steel prices have continued to rise. And we believe we’ll be able to continue to manage that with them and with a supply base. But we continue to have multiple scenarios that we analyze. We really focus on long-term outcomes, so we’re looking for some level of certainty in these. And we have options in places that we can invest to be able to ensure that we have the best cost for our customer and the most competitive set of offerings for them in each of these cases. So we continue to monitor it and look at different ways to manage it. But certainly, most recently, the changes in North America related to the steel were helpful.

Unknown Analyst

Any questions?

Unknown Analyst

Can you talk about the Class 8 cycle in North America and your view of it? I guess, if we are looking at a kind of a peak in ’19 or how you’re thinking about mitigating any potential risk there, either from a diversification standpoint or a cost perspective, just to kind of frame the downside scenario.

Jonathan M. Collins

Executive VP & CFO

Sure. We were probably a bit late in coming around to the success of that market. This year, we were a little bit more conservative. Just recently, within the past couple of weeks, we do believe that Class 8 volumes in North America will be above 300,000 units. So we think that the demand fundamentals there are strong. We think they will continue to be. We think we could still have another good year next year as well, too. I think as we saw our order book filling up or we saw actually fulfillment of orders in the first couple of months in the order book into the summer, we’re very encouraged by the demand there. I think we had a view earlier on that the second half of the year would soften a bit more. It would put us at a rate less than 300,000, but we see the fundamentals there as being quite strong. From an operating perspective, what’s important for us is to make sure that we have a really good balance of fixed and variable cost. Our strategy has not been one of margin expansion, largely through vertical integration. We think it’s really important to have the ability to have a supply base participate in the ups and downs of the cycle. The best way that I think we can demonstrate that is our off-highway business, even though we’re talking about commercial vehicle. As the construction market and agriculture and mining turn down over the course of the past few years, we were actually able to increase our margins within that business rather than have them deteriorate. And a lot of that was predicated on the fact that our strategy has not been to be deeply vertically integrated and make sure that more of our costs are variable, and we have the ability to address those. We’ve also gone after fixed cost in a way to make sure that we’re lowering our breakeven point in all of our markets. We’ve quietly made investments to shutter and idle some excess capacity that — inefficient capacity to make sure that we’re in a better position there. So I really think the combination of those factors is allowing us to take advantage of the incremental volume and higher conversion rates, but also be well positioned because we acknowledge that these markets are cyclical. They go up and down, and we think we’re well positioned for that from a competitive perspective.

Unknown Analyst

And in terms of the cyclicality of your markets, how does your exposure to the aftermarket hedge against what is a cyclical business ultimately, whether it’s light vehicle or commercial vehicle? How large is aftermarket as a percent of your business? And where could that — is there plans to ultimately grow that business further over time?

Jonathan M. Collins

Executive VP & CFO

Yes, so it certainly helps. Within the aftermarket, I would say, we’re pretty opportunistic. We see it as an opportunity to deliver high-quality replacement components from a drive systems perspective. The Spicer brand is synonymous with quality, both in the OE market, the primary market and the aftermarket as well, too. We do see it in some markets as being a very good leading indicator or a balance, as you suggested, of the demand cycle. We talk about this quite a bit in mining. Early last year, we saw aftermarket demand pick up significantly. It ended up being a good precursor or a leading indicator to what was going to happen in the primary market. And mining equipment sales, underground mining, which is where we largely participate, picked up significantly. So it’s a good business. We’re thoughtful about it. From a long-term growth perspective, we’re focused on delivering full systems and capabilities for our customers. But we certainly see opportunities to grow our sales and profits through delivering replacement components for those systems as well.

Unknown Analyst

Just sort of a follow-up on the commercial vehicle side. Just your comments on the incremental margins. I know in the past, when you’re running at such a high level, they’ve typically been lower than what you had experienced. Is the takeaway that you’re actually realizing better operating leverage given that we’ve been at this level? Or how should we think about those sort of near-term dynamics?

Jonathan M. Collins

Executive VP & CFO

Sure, yes. I’ll touch on commercial vehicle and give you a sense on our other markets as well, too, from an incremental margin perspective. Within our commercial vehicle space, we have been clear, once you get above 300,000 units, the conversion is not optimal. It’s really in that mid to high 200s where we see the ability to have the optimal conversion margin from a percentage perspective. Obviously, we’re happy with the incremental sales and the profits that come beyond 300,000 units, but the incrementals are not going to be the best. We’re doing everything we can to make sure that we’re delivering the parts to our customers on time, they’re getting high-quality products. We’ve got a good track record of doing that over the course of the past couple of years, but there is kind of a sweet spot within that space, and we’ve been clear about that. The other one that I would highlight in commercial vehicles, not in North America, but if you move to South America, the incrementals in Brazil for us have been quite strong. Market recovery is still small from a total vehicle perspective in the heavy truck and bus market. But the incrementals have been very good. We were very proud of the fact that we’ve been able, with just a very difficult economic situation there and historically low demand, to be able to operate that business right around breakeven. And as we come back, that’s going to be an incredible amount of wind in our sails if that market picks up at an even higher rate. So we have made progress. We’re more pleased with where we are from a conversion perspective on incrementals than where we were a couple of years ago. But no doubt, those are the key drivers for us as being in that sweet spot and also having better recovery in Brazil. I’d say in the off-highway market, we’re really proud of the margins that we’ve been able to deliver there on an incremental basis. Mining has come back strong. Construction is doing better than we expected. The incrementals on our core business and off-highway have been very good there. And now that the Brevini synergies are starting to come into the P&L this year, and you’ll see those reflected, we’re really excited about the long-term margin prospects within the off-highway drive and motion space. Have had a lot of traction winning new business with customers on the motion side, taking Brevini’s motion products to our customers and offering those, being backed by a large sophisticated global supplier. So really excited about what can happen on the incrementals from winning new content or effectively some revenue synergies from the Brevini deal as well, too, that are helping there. And then in the light vehicle space, the adoption of new technology, launching new platforms, we’re really proud of the margin expansion we’ve seen in that business over the course of the past couple of years. The Super Duty launch went well, vehicle is selling very well. The Wrangler launch, which we’re in right now, be coming out over the next month or 2 here has gone very well. We’re pleased with how we supported the customer and the long-term margin prospects as that business sells very well. So we see a very attractive set of incrementals there. You blend all that together, probably have the highest incrementals in off-highway, a bit lower than the norm within the commercial vehicle space until Brazil comes back, and then light vehicle kind of in the middle there. And together, what we’ve said for this year is a 20% conversion on the organic sales growth, and more of that to come in the future years.

Unknown Analyst

And I know you touched on it earlier with respect to the steel tariffs, which appears to be a little bit less of an impact than I think a lot of investors had feared. However, we’ve been — I mean, the raw material complex across the industry has been rising since 2016 and with lead times and pass-throughs that are a year plus in advance, we should probably start to see the impact of rising raw material costs work their way through the P&Ls and the rest of the value chain. How are those costs shared between you and your suppliers? And what levers can you pull to offset what will presumably be a little bit of cost pressure coming into the value chain?

Jonathan M. Collins

Executive VP & CFO

Sure. We spend a tremendous amount of time and energy every year focusing on ways that we can improve our designs, become more efficient, take out ways to make our systems more efficient. So that’s a significant thing that we do every year to help to offset some of these pressures that we see. There are some commodity-based exposures that are widely recognized as being — that our customers participate in. We’ve pointed to the fact publicly that we’re able to recover the significant majority of the incremental costs that we see from rising commodities. And we have other ways to make our systems more efficient to help offset that for our customers. So you have not seen us point to raw material price increases as something that’s inhibiting our margins. We have acknowledged that there’s usually a lag impact between when we have the cost increase that goes through to our suppliers and when those purchase orders are updated from our customers. But that’s a near-term issue that we’re able to manage, and we’re making sure that we have levers to pull to deliver our margins even in spite of that. So longer term, we think we’ll continue to execute on those plans to make our systems more efficient and our customers continue to participate in those economic challenges.

Unknown Analyst

Aside from GKN, just on the capital allocation front, if the deal doesn’t happen, what would you look to do with the tremendous free cash that you’re forecasting over the next 2 years?

Jonathan M. Collins

Executive VP & CFO

Sure. So we’ve tried to be clear that our very first priority will be to continue to reinvest in organic growth. We can deliver mid-single-digit growth from a backlog perspective, having CapEx at about 4% of sales. The only reason we peaked in the last couple of years at about 5.5% because the 2 largest platforms in the company refreshed within about an 18-month window. It had been a couple of decades since the Super Duty had, had a meaningful refresh of the driveline, so a lot of capital investment there. And then the Wrangler has been a massive launch. We’ve installed additional capacity to meet our customers’ demand expectations for that vehicle. So we’ll go there first. It has the best returns. The next place we’ll go, we’ll continue to be opportunistic about M&A opportunities or things that come across our plates. You’ll see us largely focused on 2 things, where it augments our technology portfolio and then where it augments our footprint because we see those as being the biggest competitive differentiators. And we’ve done a number of deals that are smaller in nature, tuck-in or bolt-on that we think are very helpful in improving our position. The third place we’re going to go is delevering. So we have debt within our capital structure that can be delevered without penalties and done so efficiently. We’ve highlighted that we’d like to get to investment-grade credit metrics by the end of next year. We see a path of being able to do that, combined with paying down debt, generating more cash, which lowers our net leverage, but then also addressing some of our pension plans. So we announced at the end of last year that we were going to fully fund and transfer one of our pension plans to an insurance carrier in the U.S., making an investment of about $175 million to do that; next year, effectively providing additional quality to the balance sheet. So we think a combination of those factors. And then finally, we do acknowledge, with the improvement in our stock price, our market cap and our earnings, that our dividend payout ratio and yield had fallen a bit from a competitive perspective. So we’ve increased our dividend by about 2/3, taking it from $0.06 a share quarterly to $0.10 a share quarterly. And then we have a stock repurchase plan to be able to be in the market opportunistically when we see opportunity create value through buying back our own stock. So that’s really the mix in how we’re thinking about it from a priority perspective.

Unknown Analyst

Okay. And if there are no more questions, I think I’ll ask the final one that we at Bank of America tend to talk a lot about, and that is what’s going on in your markets and what are you seeing in the North American market? In particular, for you guys, where do you think we are in terms of the cycle? What are you seeing from production schedules at your OEMs?

Jonathan M. Collins

Executive VP & CFO

Yes. So we continue to see very strong demand, higher than expected, virtually across all 3 major mobility markets. Let me just focus on North America. Our major platforms, compact trucks, very large trucks, the Ford Super Duty, has sold very well; see really good strong demand fundamentals there. We’re really enthusiastic about how the new Wrangler is doing, very well reviewed. It’s a great vehicle. We supply the full drive system there, so we’re really encouraged about the demand for that vehicle and then a number of other vehicles. Admittedly, we’re much more focused on light trucks. That’s really what we look at in North America and in most places around the world. That’s really where our content is. So we think that trucks, the fundamentals for trucks are actually quite good, and they’ve even exceeded our expectation so far this year, as we highlighted a couple of weeks ago. When we think about the other major mobility markets, we’re quite encouraged by what we see in commercial vehicle. The fundamentals there are good and growth rates there are good. North America, expected to have a very good year on Class 8, but also medium-duty continues to have a very strong demand and good growth in that segment as well, too. We’ve probably been most encouraged globally about what’s happening within the off-highway space. Mining, in particular, [ underground ] continues to have very strong demand. That market is coming back. A lot of opportunity for that market to get back to where it was even a few years ago. Construction has done better than we anticipated in Europe and in North America, our growth rates there. China is basically in line with what we would have expected, so really encouraged on that front. We continue to wait on agriculture. Some modest signs of improvement, but that’s probably the market that we’re less bullish about right now. But we’re certainly encouraged by the demand fundamentals in our core markets. And for us, the focus now is really to make sure that we execute effectively and deliver the incremental margins that we can as we have the market demand there for us.

Unknown Analyst

Great. And if there are no more questions, I think we’ll end a little bit early so you can get off to your one-on-one meetings. We thank you both very much for being here. This was awesome.

Jonathan M. Collins

Executive VP & CFO

Thank you for having us.

Unknown Analyst

And with that, we’ll close. Thanks.

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